Exhibit B

Press Release

TLG IMMOBILIEN announces takeover offer to all shareholders of WCM as major step towards building the leading German commercial real estate platform

•	All-share offer for 100% of the share capital of WCM

•	1 new TLG IMMOBILIEN share offered for each 5.75 WCM shares (4:23); this implies an offer price of EUR 3.36 per share based on the TLG IMMOBILIEN closing price prior to the day of the announcement of the offer, a premium of 4.6% to WCM’s closing price prior to the day of the announcement of the offer and a premium of 17.8% to WCM’s current pro-forma EPRA NAV

•	Approximately 50% of WCM share capital committed to support the transaction

•	Offer supported by management and supervisory boards of both companies

•	Formation of EUR 3bn pan-German quality asset platform, continuing the TLG IMMOBILIEN expansion track record since IPO

•	Combined commercial real estate portfolio centered in and around strong locations with an attractive yield and value growth potential

•	Considerable synergy potential of approximately. EUR 5 m p.a. on fully phased-in basis

Berlin, Germany, May 10, 2017. Today, the management board and the supervisory board of TLG IMMOBILIEN AG (“TLG IMMOBILIEN”) have resolved to offer to the shareholders of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft (“WCM”) to acquire their no-par value bearer shares by way of a voluntary public takeover offer (the “Offer”). Subject to the final determination of the minimum prices and the offer conditions in the offer document, TLG IMMOBILIEN intends to offer one new no-par value bearer share of TLG IMMOBILIEN with a notional value of EUR 1.00 as consideration in exchange for each 5.75 tendered shares of WCM. The new shares of TLG IMMOBILIEN will carry dividend rights from January 1, 2017.

Based on the weighted average price of the TLG IMMOBILIEN share during the three months prior to the day of the announcement of the Offer, the exchange ratio values each share of WCM at EUR 3.15, representing a premium of 4.1% to the weighted average price of the shares of WCM during the three months prior to the day of the announcement of the Offer. Based on the closing price of the TLG IMMOBILIEN shares prior to the day of the announcement of the Offer, the resulting offer price amounts to EUR 3.36 per WCM share and represents a premium of 17.8% on WCM’s pro-forma EPRA NAV of EUR 2.85 per share as communicated by WCM.

In connection with the Offer, TLG IMMOBILIEN and WCM today signed a business combination agreement (“BCA”). The BCA addresses the common understanding of TLG IMMOBILIEN and WCM, in particular regarding the strategy and structure of the combined company, the process of the Offer, the intended future composition of the boards of TLG IMMOBILIEN and WCM and the integration process. On the basis of the BCA, WCM will support the Offer and – after having examined the offer document – recommend that their shareholders accept it.

In addition, TLG IMMOBILIEN today entered into tender agreements with major shareholders of WCM, including DIC Asset Group, member of the supervisory board Karl Ehlerding and the CEO of WCM, Mr. Stavros Efremidis regarding their shares in WCM, covering approximately 50.0% of the shares and voting rights in WCM on a fully diluted basis (including mandatory convertible and employee stock options). By entering into such tender agreements, these shareholders have undertaken to tender their shares in WCM into the Offer.

The transaction combines two complementary portfolios and creates a EUR 3 bn pan-German commercial real estate portfolio centered in and around strong locations with more than 75% of the portfolio located in the growth spots Berlin, Frankfurt/Main, Dresden, Leipzig and Rostock. TLG

IMMOBILIEN maintains its balanced portfolio structure with a focus on office and retail properties and an attractive combination of yield, secured cash flows and value growth potential. The transaction accelerates the roll-out of TLG IMMOBILIEN’s established business model on a pan-German basis, building on the WCM portfolio and platform and increasing local coverage across Western Germany as a further catalyst for portfolio growth. The joint headquarter of the combined company will remain in Berlin.

The transaction allows to realize cost synergies, expected to amount to approximately EUR 5 m p.a. on fully phased-in basis. At the same time the chosen deal structure allows TLG IMMOBILIEN to maintain its strong and defensive balance sheet profile with a pro-forma net LTV remaining below TLG IMMOBILIEN’s communicated 45% threshold as well as an average interest rate of 2.3% on a pro-forma basis. TLG IMMOBILIEN believes that the proven asset sourcing skills of both companies and TLG IMMOBILIEN’s superior access to growth capital will allow the combined entity to realize continued portfolio growth across Germany.

Niclas Karoff, Member of the Management Board of TLG IMMOBILIEN: “The takeover of WCM is a great opportunity for TLG IMMOBILIEN to strengthen our existing portfolio in attractive locations such as Berlin, Dresden, Leipzig and Frankfurt/Main as well as expand our exposure to other West German economic growth hubs around Stuttgart, Hanover and Duesseldorf.”

Peter Finkbeiner, Member of the Management Board of TLG IMMOBILIEN, added: “The joint platform and proven business concept with a dense local network and long-standing asset management expertise lay the ground for further nationwide growth in our core asset classes office and retail as well as hotel real estate, while maintaining a conservative financing structure.”

Stavros Efremidis, CEO of WCM: “We are convinced, that the proposed combination with TLG represents a very attractive offer to our shareholders – the more so as the combined entities of WCM and TLG will benefit from additional potential of an enlarged group to exploit the growth opportunities in the German commercial real estate market. Therefore both management and the supervisory board of WCM recommend our shareholders to accept the takeover offer by TLG. Several key shareholders of WCM including WCM’s management who collectively own approximately 50% of the shares have undertaken to tender their shares in WCM into the offer.”

The Offer will be made in accordance with the conditions to be set forth in the offer document, in particular a minimum acceptance rate of 50% plus one share of WCM. The offer document will be published on the Internet at www.tlg.de under “Investor Relations”. The exact acceptance period for the takeover offer will be published on the same website. The management board of TLG IMMOBILIEN currently plans to publish the offer document at the end of June 2017.

VICTORIAPARTNERS and UBS are acting as financial advisers to TLG IMMOBILIEN, and UBS has issued a fairness opinion to the management board of TLG IMMOBILIEN.

Contact

Sven Annutsch

Investor Relations

TLG IMMOBILIEN AG

Hausvogteiplatz 12

10117 Berlin, Germany

Tel: +49 (0)30 2470 6089

Fax: +49 (0)30 2470 7446

Email: ir@tlg.de

Internet: www.tlg.de

ISIN:	DE000A12B8Z4
WKN:	A12B8Z
Indices:	SDAX
Stock Exchanges: Frankfurt Regulated Market (Prime Standard)

About TLG IMMOBILIEN AG

TLG IMMOBILIEN AG is a stock exchange-listed leading commercial real estate company focusing on Berlin and growth regions in Eastern Germany. For 25 years, TLG IMMOBILIEN AG is synonymous with real estate expertise in Germany’s East. TLG IMMOBILIEN AG generates stable rental income and exhibits low vacancy rates, very good building stock and profits from its local employees’ excellent market knowledge. As an active portfolio manager, TLG IMMOBILIEN AG is specialised in commercial properties for office and retail use. TLG IMMOBILIEN AG focuses on managing a high-quality portfolio of office properties in Berlin and other regional economic centres, as well as a regionally diversified portfolio of retail properties in highly frequented micro locations. The portfolio also includes seven hotels in Berlin, Dresden and Rostock. TLG IMMOBILIEN AG’s properties stand out not only due to their excellent locations but also because of their very long-term rental or lease agreements.

As at March 31, 2017, the value of the properties of TLG IMMOBILIEN AG under IFRS totalled EUR 2,235 bn. As at the same reporting date, the EPRA Net Asset Value per share amounted to EUR 18.62.

Disclaimer

This announcement is for information purposes only and neither constitutes an offer to purchase or exchange nor an invitation to sell or to make an offer to exchange, securities of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft (“WCM”) or TLG IMMOBILIEN AG (“TLG IMMOBILIEN”). The final terms and further provisions regarding the public takeover offer will be disclosed in the offer document once its publication will have been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). TLG IMMOBILIEN reserves the right to deviate in the final terms and conditions of the public takeover offer from the basic information described herein. Investors and holders of securities of WCM are strongly recommended to read the offer document and all announcements in connection with the public takeover offer as soon as they are published, as they contain or will contain important information.

The offer will be made exclusively under the laws of the Federal Republic of Germany, especially under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz (WpÜG)). The offer will not be executed according to the provisions of jurisdictions other than those of the Federal Republic of Germany. Thus, no other announcements, registrations, admissions or approvals of the offer outside of Federal Republic of Germany have been filed, arranged for or granted. Holders of securities of WCM cannot rely on having recourse to provisions for the protection of investors in any jurisdiction other than the Federal Republic of Germany. No U.S. federal or state securities commission or regulatory authority has approved or disapproved of the transaction or passed upon the adequacy or accuracy of the information in the offer related documents. Any representation to the contrary is a criminal offence in the United States of America (“United States”).

Subject to the exceptions described in the offer document as well as any exemptions that may be granted by any competent regulatory authority, a takeover offer is not being made directly or indirectly, in any jurisdiction where to do so would constitute a violation of the national laws of such jurisdiction.

The takeover offer will result in the acquisition of securities of a Germany company and is subject to German disclosure requirements, which differ from those of the United States. The financial information included or referred to in the offer documents has been prepared in accordance with non-U.S. accounting standards and, accordingly, may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The takeover offer will be made in the United States pursuant an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Securities Exchange Act”), and the issuance of shares in the takeover offer will be pursuant to an exemption from registration provided by Rule 802 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the takeover offer will otherwise be made in accordance with the applicable regulatory requirements in Germany. Accordingly, the takeover offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under U.S. domestic tender offer procedures and law.

It may be difficult for U.S. holders of shares to enforce their rights and any claims arising under the U.S. federal securities laws, since TLG IMMOBILIEN and WCM are located in a country other than the United States, and some or all of their officers and directors may be residents of a country other than the United States. U.S. holders of shares may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

To the extent permissible under applicable law or regulation, and in accordance with German market practice, TLG IMMOBILIEN or its brokers may purchase, or conclude agreements to purchase, securities in WCM, directly or indirectly, outside the takeover offer, before, during or after the period in which the offer remains open for acceptance. The same applies to other securities which are directly convertible into, exchangeable for, or exercisable for securities in WCM. These purchases may be completed via the stock exchange at market prices or outside the stock exchange at negotiated conditions. Any information on such purchases will be disclosed as required by law or regulation in Germany or any other relevant jurisdiction.

To the extent that any announcements on this website contain forward-looking statements, such statements do not represent facts and are characterized by the words “expect”, “believe”, “estimate”, “intend”, “aim”, “assume” or similar expressions. Such statements express the intentions, opinions or current expectations and assumptions of TLG IMMOBILIEN and the persons acting in conjunction with TLG IMMOBILIEN, for example with regard to the potential consequences of the takeover offer for WCM, for those shareholders of WCM who choose not to accept the takeover offer or for future financial results of WCM. Such forward-looking statements are based on current plans, estimates and forecasts which TLG IMMOBILIEN and the persons acting in conjunction with TLG IMMOBILIEN have made to the best of their knowledge, but which do not claim to be correct in the future. Forward-looking statements are subject to risks and uncertainties that are difficult to predict and usually cannot be influenced by the Bidder or the persons acting in conjunction with TLG IMMOBILIEN. It should be kept in mind that the actual events or consequences may differ materially from those contained in or expressed by such forward-looking statements.